VIA EDGAR

January 6, 2016

Jay Williamson, Esq.

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-0404

Re:	Select Sector SPDR Trust
Post-effective amendment filed on July 24, 2015
(File Nos. 333-57791 and 811-08837)

Dear Mr. Williamson:

On behalf of our client, Select Sector SPDR Trust (the “Trust”) and two of its funds, the Financial Services Select Sector SPDR Fund (the “Financial Services Fund”) and the Real Estate Select Sector SPDR Fund (the “Real Estate Fund” and together with the Financial Services Fund, the “New Funds”), we are providing additional information regarding the Trust’s response of November 13, 2015 to a further comment provided telephonically by the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) on October 27, 2015 (the “Staff Comment”) in connection with the responses we provided on behalf of the Trust to comments (the “Original Comments”) by the Staff on the Trust’s post-effective amendment filed on July 24, 2015 (the “Post-Effective Amendment”).

The Staff Comment related to our response to Comment 18 of the Original Comments and noted that the 95% policy we cited in the response to that Comment was not a fundamental policy as required for an industry concentration policy by Section 8 of the Investment Company Act of 1940, as amended (the “Act”). The Staff Comment also requested that the Trust indicate how it planned to come into compliance with the requirement that it have a fundamental policy regarding industry concentration.

In our November 13, 2015 response to the Staff Comment, we respectfully noted that the investment objective of each of the Funds is to seek “to provide investment results that, before expenses, correspond generally to the price and yield performance of publicly traded equity securities of companies in the [corresponding Index of the Fund]” (e.g., the Financial Services Select Sector Index for the Financial Services Fund). We also indicated that each Fund cannot achieve its investment objective without investing in a substantial portion of its assets in the securities comprising the Index it intends to track and that the investment objective of each Fund is a fundamental policy of the Trust.

Instead of the language we proposed in our November 13, 2015 response, we propose to add after the list of the fundamental policies in “Investment Restrictions” in the Trust’s Statement of Additional Information (“SAI”), the following:

With respect to investment restriction # 1, the Trust considers the investment objective of each Fund to require the Fund to concentrate its investments in an industry or group of industries to the extent the underlying Index of the Fund is concentrated in a particular industry or group of industries.

With this clarifying language, the Trust is stating that, as has been the case with the Trust’s existing Funds* and is now the case with the New Funds, a Fund is required to concentrate to the extent the underlying index is concentrated. This language makes explicit the concentration policy implicit in each Fund’s investment objective.

Furthermore, Section 8(b) of the Act requires an investment company to file a registration statement containing “such of the following information . .. . as the Commission shall by rules and regulations prescribe as necessary and appropriate in the public interest or for the protection of investors: (1) a recital of the policy of the registrant in respect of the following types of activities, such recital consisting in each case of a statement whether the registrant reserves freedom of action to engage in activities of such type, and if such freedom of action is reserved, a statement briefly indicating, insofar as is practicable, the extent the registrant intends to engage therein . . . (E) concentrating investments in a particular industry or industries.” This statutory requirement is reflected in Items 9(b)(1) and 16(c)(1) of Form N-1A, which require a registrant to disclose or describe its policy with respect to concentration.

We respectfully submit that an investment company that is an “index fund’ and has a fundamental investment objective “to provide investment results that, before expenses, correspond generally to the price and yield performance of publicly traded equity securities of companies in the corresponding” index of the investment company has, as a result of that investment objective, a concentration policy that satisfies Section 8(b) of the Act, which is to concentrate its investments in an industry or group of industries to the extent the underlying Index is concentrated in a particular industry or industries. An index fund with such an investment objective could not achieve the objective without concentrating when required by the composition of its index, which would be the expectation of an investor in the fund, particularly when coupled with risk disclosure that indicates the fund will concentrate to the extent that the underlying index is concentrated. The language we propose to add to the Trust’s SAI confirms this expectation but goes further in making clear that concentration is required when the index is concentrated.

We believe that the disclosure of each Fund’s investment objective, particularly when coupled with the proposed language, meets the statutory objectives in Section 8(b) of the Act of the public interest and protection of investors. Investors are informed of the concentration requirement, and the requirement is an obligation of a Fund subject to internal and SEC compliance oversight. As indicated above, the requirement is implicit in each Fund’s investment objective.

Moreover, the Staff has interpreted Section 8(b)(1) as requiring “that the registrant need only briefly indicate, insofar as is practicable, the extent to which the registrant intends” to [concentrate investments.] See Investment Company Act Release No. 167 (July 23, 1941). Given the nature of an index fund that seeks to replicate and correspond generally to the price and yield of an underlying index, it is arguable that (a) no concentration policy is necessary at all

*	We note that the Trust’s Registration Statement has included a concentration risk.

since an index fund’s only intent is to track an index, and the fund has no advance knowledge of how or if the underlying index will be concentrated and therefore no intent to concentrate itself and (b) that even if a concentration policy were necessary, a fundamental investment objective that seeks to track an underlying index is sufficient for 8(b)(1) purposes. Either way, we believe our proposal makes the concentration policy explicit and that there should be no doubt (if there were any in the first instance) that the disclosure in the Trust’s Registration Statement meets the statutory and Form N-1A requirements regarding concentration policy disclosure.

* * * * *

As you have requested and consistent with Commission Release 2004-89, the Trust hereby acknowledges that:

•	The Trust is responsible for the accuracy and adequacy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the SEC Commission from taking any action with respect to the filing; and

•	The Trust may not assert Staff comments as defense in any proceeding initiated by the SEC Commission or any person under the federal securities laws of the United States.

If you have any questions, please feel free to contact me at (212) 878-8489.

Very truly yours,

/s/ Leonard B. Mackey, Jr.
Leonard B. Mackey, Jr.